7/10

07025122

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Funai Electric Co, Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JUL 1 3 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 05078

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dou

DAT : 2/11/07

FILE NO: 82-5078



(Excerpt translation)

# THE 55TH
# REPORT OF THE SETTLEMENT OF ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2007

(April 1, 2006 to March 31, 2007)

AR/S
3-31-07

FUNAI ELECTRIC CO., LTD.

May 10, 2007
Corporate Resolution

1. Summary of Operating Results (Consolidated)

(Million yen)

| | Fiscal Year 2006 (From April 1, 2006 to March 31, 2007) | | Fiscal Year 2005 (From April 1, 2005 to March 31, 2006) | | Rate of increase or decrease |
|---|---|---|---|---|---|
| | Amount | % | Amount | % | |
| | | % | | % | % |
| Net Sales | 396,712 | 100.0 | 360,885 | 100.0 | 9.9 |
| Operating Income | 20,766 | 5.2 | 23,305 | 6.5 | △ 10.9 |
| Ordinary Income | 26,591 | 6.7 | 27,461 | 7.6 | △ 3.2 |
| Net Income/Loss After Tax ※ | 15,518 | 3.9 | 21,596 | 6.0 | △ 28.1 |
| Net Income/Loss After Tax | △ 3,665 | △ 0.9 | 21,596 | 6.0 | - |
| Net Income/Loss Per Share | △ ¥107.01 | | ¥620.02 | | |

Note: The Company has 12 consolidated subsidiaries and 2 equity-method affiliated companies.

2. Summary of Operating Results (Non-Consolidated)

(Million yen)

| | Fiscal Year 2006 (From April 1, 2006 to March 31, 2007) | | Fiscal Year 2005 (From April 1, 2005 to March 31, 2006) | | Rate of increase or decrease |
|---|---|---|---|---|---|
| | Amount | % | Amount | % | |
| | | % | | % | % |
| Net Sales | 336,941 | 100.0 | 313,194 | 100.0 | 7.6 |
| Operating Income | 15,543 | 4.6 | 14,384 | 4.6 | 8.1 |
| Ordinary Income | 17,317 | 5.1 | 17,177 | 5.5 | 0.8 |
| Net Income/Loss After Tax ※ | △ 966 | △ 0.3 | 11,161 | 3.6 | - |
| Net Income/Loss After Tax | △ 20,150 | △ 6.0 | 11,161 | 3.6 | - |
| Net Income/Loss Per Share | △ ¥588.29 | | ¥320.45 | | |

※ In accordance with the recently released Audit Committee Report No.63 "Accounting Practices, Disclosure and Audit Treatment for Various Taxes" by the Japanese Institute of Certified Public Accountants the Company reversed the "long-term suspense payments of income taxes" which is the supplementary tax assessment for 19.1 billion yen (including incidental taxes) and booked the amount as "prior fiscal year corporation taxes etc." for the current consolidated fiscal year. For the purpose of comparison the Net Income/Loss After Tax before the deduction of prior fiscal year corporation taxes est. is posted.

Member, Financial Accounting Standards Foundation

# Financial Report for the 12-Month Period ended March 31, 2007

May 10, 2007

Listed company name: Funai Electric Co., Ltd. Securities Code: 6839 Tokyo Stock Exchange and Osaka Securities Exchange, First Sections

(URL http://www.funai.jp/ )

Inquiries: Representative's position and name: President and CEO Tetsuro Funai

Administrator's position and name: Executive Manager, Accounting Department Katsumi Furukawa TEL: (072) 870-4304

Scheduled date of Annual General Shareholders Meeting; June 21, 2007

Scheduled date of Securities Report to be filed to the Kinki Finance Bureau; June 21, 2007

Scheduled date of Commencement of annual Dividend Payment; June 6, 2007

1. Summary of Consolidated Results for the Fiscal Year Ended March 2007 (April 1, 2006 – March 31, 2007)

(1) Operating Results (Consolidated)

(% denotes year on year)

| | Net Sales | | Operating Income | | Ordinary Income | | Net Income | |
|---|---|---|---|---|---|---|---|---|
| | Million yen | % | Million yen | % | Million yen | % | Million yen | % |
| Fiscal Year 2006 | 396,712 | 9.9 | 20,766 | △ 10.9 | 26,591 | △ 3.2 | △ 3,665 | — |
| Fiscal Year 2005 | 360,885 | △ 5.8 | 23,305 | △ 30.1 | 27,461 | △ 25.0 | 21,596 | △ 16.0 |

| | Net Income Per Share | Net Income Per Share on a Fully Diluted Basis | Net Income to Shareholders' Equity | Ordinary Income to Total Assets | Ordinary Income to Net Sales |
|---|---|---|---|---|---|
| | Yen | Yen | % | % | % |
| Fiscal Year 2006 | △ 107.01 | — — | △ 1.9 | 9.5 | 5.2 |
| Fiscal Year 2005 | 620.02 | 619.08 | 11.6 | 10.1 | 6.5 |

(Reference) Investment profit or loss recognized on equity basis
Fiscal Year ended March 31, 2007 △ 2 million yen
Fiscal Year ended March 31, 2006 135 million yen

(2) Consolidated Financial Position

| | Total Assets | Net Assets | Shareholders' Equity Ratio | Net Assets Per Share |
|---|---|---|---|---|
| | Million yen | Million yen | % | Yen |
| Fiscal Year 2006 | 272,811 | 187,361 | 68.5 | 5,484.38 |
| Fiscal Year 2005 | 288,524 | 197,870 | 68.6 | 5,752.92 |

(Reference) Shareholders' Equity
Fiscal Year ended March 31, 2007 186,980 million yen
Fiscal Year ended March 31, 2006 — million yen

(3) Consolidated Cash Flows

| | Cash Flows Provided by Operating Activities | Cash Flows Used in Investing Activities | Cash Flows Provided by Financing Activities | Outstanding Amount of Cash and Cash Equivalents at the End of Period |
|---|---|---|---|---|
| | Million yen | Million yen | Million yen | Million yen |
| Fiscal Year 2006 | 46,507 | 3,038 | △ 26,564 | 83,320 |
| Fiscal Year 2005 | △ 14,195 | △ 47,610 | 9,204 | 58,587 |

2. Dividends

| Corresponding Period | Dividend per Share: Year-End | Dividend per Share: Annual | Total Dividend Payment | Pay-out Ratio (Consolidated) | Dividend to Net Assets (Consolidated) |
|---|---|---|---|---|---|
| | yen | yen | Million yen | % | % |
| Fiscal Year 2006 | 55.00 | 55.00 | 1,891 | 8.9 | 1.0 |
| Fiscal Year 2005 | 55.00 | 55.00 | 1,875 | — | 1.0 |
| Fiscal Year 2007 (Projection) | 55.00 | 55.00 | | 11.7 | |

3 Forecast of Consolidated Results for the Full Year (April 1, 2007 - March 31, 2008)

(% denotes year on year)

| | Net Sales | | Operating Income | | Ordinary Income | | Net Income | | Net Income Per Share |
|---|---|---|---|---|---|---|---|---|---|
| | Million yen | % | Million yen | % | Million yen | % | Million yen | % | Yen |
| Interim Period | 200,800 | 23.1 | 10,800 | 4.2 | 13,000 | 5.7 | 6,100 | △12.7 | 178.92 |
| Full Year | 420,000 | 5.9 | 22,000 | 5.9 | 26,500 | △0.3 | 16,000 | — | 469.30 |

4 Other Information

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation)

No Change

(2) Changes in Accounting Practices, Procedures and Presentation Methods for Consolidated Financial Results

(1)Changes arising from revision of accounting standards: Yes

(2)Changes arising from other factors: No

(3) Number of Shares Outstanding (Ordinary Shares)

(1)Number of shares outstanding (including treasury stock) as of March 31, 2007; 36,103,896shares
as of March 31, 2006; 36,095,896shares

(2)Number of shares of treasury stock as of March 31, 2007; 2,010,535shares
as of March 31, 2006; 1,701,006shares

(Reference)

1. Summary of Non-consolidated Results for the Fiscal Year Ended March 2007 (April 1, 2006 – March 31, 2007)

(1) Operating Results (Non-consolidated)

(% denotes year on year)

| | Net Sales | | Operating Income | | Ordinary Income | | Net Income | |
|---|---|---|---|---|---|---|---|---|
| | Million yen | % | Million yen | % | Million yen | % | Million yen | % |
| Fiscal Year 2006 | 336,941 | 7.6 | 15,543 | 8.1 | 17,317 | 0.8 | △20,150 | — |
| Fiscal Year 2005 | 313,194 | △11.4 | 14,384 | △ 24.3 | 17,177 | △ 17.6 | 11,161 | △ 7.0 |

| | Net Income Per Share | Net Income Per Share on a Fully Diluted Basis |
|---|---|---|
| | Yen | Yen |
| Fiscal Year 2006 | △ 588.29 | — — |
| Fiscal Year 2005 | 320.45 | 319.97 |

(2) Consolidated Financial Position

| | Total Assets | Net Assets | Shareholders' Equity Ratio | Net Assets Per Share |
|---|---|---|---|---|
| | Million yen | Million yen | % | Yen |
| Fiscal Year 2006 | 119,350 | 71,129 | 59.6 | 2,086.30 |
| Fiscal Year 2005 | 141,353 | 100,601 | 71.2 | 2,924.89 |

(Reference) Shareholders' Equity

Fiscal Year ended March 31, 2007 71,129 million yen

Fiscal Year ended March 31, 2006 — million yen

# (1) OPERATING RESULTS

1. Analysis of operating results

(1) Overview of operating results for the year ended March 31, 2007

With regard to the global economy during the fiscal year under review, the US economy showed a sign of slowdown due to a slump on the housing market while private spending remained strong. In Asia, the economies, especially China sustaining high growth, also grew steadily. In Europe, Germany and France showed a recovery due to an increase in exports and consumption and the United Kingdom continued to grow steadily.

The Japanese economy assumed a phase of slow recovery as capital investment expanded due to an increase in corporate earnings of the manufacturing industry, among others, and increased demand though private spending remained weak.

In our electronics industry, demand for LCD TVs and plasma TVs expanded globally. However, competition further intensified and product prices plunged sharply. Thus, manufacturers continued to be faced with a severe condition.

Under these circumstances, the Group has exerted its efforts to develop and expand sales of LCD TVs and DVD-related products, among others.

Consequently, consolidated net sales amounted to ¥396,712 million (up 9.9% from the previous fiscal year). As to profits, consolidated operating income and consolidated ordinary income amounted to ¥20,766 million (down 10.9%) and ¥26,591 million (down 3.2%), respectively. However, as the Company treated an expense of ¥19,184 million, which had been reported as "long-term suspense payment of tax", as "prior fiscal year corporation taxes, etc.", the Company incurred a consolidated net loss of ¥3,665 million.

The business of the Group focuses on the manufacture and sale of electric appliances and hence, no classification of divisions of business is available. The following are sales by product:

**Audiovisual equipment:**

Sales of VCRs and cathode ray tube TVs decreased due to the market contraction. On the other hand, sales of LCD TVs and DVD-related products increased due to global demand expansion. Thus, net sales of audiovisual equipment amounted to ¥276,911 million (up 17.6% from the previous fiscal year).

**Information equipment:**

Sales of digital still cameras almost stopped increasing, while sales of printers decreased due to intensifying competition. As a result, net sales of information equipment amounted to ¥93,296 million (down 2.8% from the previous fiscal year).

**Others:**

Net sales of others amounted to ¥26,503 million (down 10.1% from the previous fiscal year) as sales of electronic equipment related to receivers decreased.

(2) Outlook for the next fiscal year

To forecast the business conditions during the next fiscal year, the world economy is expected to be confronted with unforeseeable factors as there is concern that the US economy might decelerate.

The Group is expected to continue to remain in difficult conditions, including a decline in product prices due to intensifying competition. However, the Group intends to exert its efforts to expand sales of LCD TVs and DVD-related products, among others.

The Company also intends to utilize its well-established technologies and its unique productivity improvement system, Funai Production System (FPS), and promote strategic tie-ups, to further improve efficiencies and increase earnings.

The following is an outlook for the operating results for the year ending March 31, 2008:

Consolidated operating results

| | | Comparison with the previous fiscal year |
|---|---|---|
| Net sales | ¥420.0 billion | + 5.9% |
| Operating income | ¥22.0 billion | + 5.9% |
| Ordinary income | ¥26.5 billion | - 0.3% |
| Net income | ¥16.0 billion | - |

In the outlook for the operating results, the exchange rate is estimated at $1=¥115.00. Additionally, the outlook is made based on information available at the present time and involves risks and uncertainties. Actual results may differ from those mentioned above as a result of various factors, including changes in the economic conditions in the United States (our major market) and elsewhere overseas and abrupt fluctuations in product prices.

(Change of the balance sheet dates of consolidated subsidiaries)

To keep track of the Group's operating results more accurately, the Company will change the balance sheet dates (December 31 of each year) of its major consolidated subsidiaries to conform to the balance sheet date (March 31 of each year) of the Company, their parent company, as from the fiscal year ending March 31, 2008.

The major consolidated subsidiaries that will change their balance sheet dates are FUNAI CORPORATION, INC. and four others.

Consequently, the statements of income of the subsidiaries that will change their balance sheet dates will cover the period of 12 months from April 1, 2007 to March 31, 2008 and their income and loss for the period of three months from January 1, 2007 to March 31,

2007 will be treated as changes in retained earnings in the consolidated statement of changes in shareholders' equity, etc.

2. Analysis of financial condition

In terms of cash flows on a consolidated basis for the fiscal year under review, cash flows from operating activities, cash flows from investing activities and cash flows from financing activities resulted in income of ¥46,507 million, income of ¥3,038 million and payments of ¥26,564 million, respectively. As a result, cash and cash equivalents at the end of the year amounted to ¥83,320 million.

The trends of the indices of cash flows of the Group are as follows:

| | Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003) | Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004) | Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005) | Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006) | Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) |
|---|---|---|---|---|---|
| Ratio of shareholders' equity (%): | 65.3 | 67.1 | 68.2 | 68.6 | 68.5 |
| Ratio of shareholders' equity on a market value basis (%): | 232.4 | 238.6 | 183.1 | 138.8 | 140.6 |
| Ratio of interest-bearing debt to cash flows: | 0.2 | 0.3 | 0.5 | - | 0.3 |
| Interest coverage ratio: | 84.9 | 128.9 | 63.8 | - | 38.7 |

| | |
|---|---|
| Ratio of shareholders' equity: | Shareholders' equity/Total assets |
| Ratio of shareholders' equity on a market value basis: | Aggregate market value of listed stock/Total assets |
| Ratio of interest-bearing debt to cash flows: | Interest-bearing debt/Cash provided by operating activities |
| Interest coverage ratio: | Cash provided by operating activities/Interest payments |

* Each of the indices is calculated based on financial data on a consolidated basis.

* The aggregate market value of listed stock is calculated based on the closing stock price at the end of each fiscal year multiplied by the total number of shares outstanding at the end of each fiscal year.

* As cash provided by operating activities, cash flows from operating activities in the consolidated statement of cash flows are used. Interest-bearing debt covers all debt with interest being paid which is stated in the balance sheet. As interest payments, interest paid in the consolidated statement of cash flows is used.

* For the year ended March 31, 2006, the descriptions of the ratio of interest-bearing debt to cash flows and the interest coverage ratio are omitted as the cash provided by operating activities was negative.

3. Fundamental dividend policy and the dividends for the fiscal year under review and the next fiscal year

The Company recognizes the paying out of earnings to its shareholders as one of the most important missions of management and attaches basic importance to strengthening its operating base and maintaining a constant payment of dividends. In concrete terms, the Company will implement its dividend policy positively, based on the dividend rate of 1% for net assets on a consolidated basis, while taking into consideration the business conditions and other factors. With regard to internal reserves, the Company intends to apply them as funds for securing constant distribution of profit to the shareholders in the future and middle- and long-term business development to further improve its corporate strength.

The Company, at the meeting of its Board of Directors held on June 5, 2006, resolved that the Company would acquire its own shares of common stock, not exceeding 400,000 shares, for not exceeding ¥5,000,000,000 to allow management to carry out capital policies with agility in response to changing business conditions. Accordingly, the Company acquired 309,400 shares of common stock for ¥3,121,000,000 by March 31, 2007, the final acquisition date therefor. As a result, the Company held 2,010,535 shares of treasury stock as of March 31, 2007.

With regard to the payment of dividends, the Company plans to pay year-end dividends (once a year).

4. Risk factors in business

No material change has occurred in the descriptions of risk factors in the most recent securities report (filed on June 22, 2006). Hence, disclosure thereof is omitted herein.

## (2) STATE OF CORPORATE GROUP

No material change has occurred in the descriptions of the "business chart (content of business)" and the "state of the related companies" in the most recent securities report (filed on June 22, 2006). Hence, disclosure thereof is omitted herein.

## (3) BUSINESS POLICY

1. Fundamental management policy of the Company

Consistent with its corporate principles of "Supply Better Products", "Gain Unshaken Confidence" and "Attain More Fruitful Mutual Prosperity", the Company pursues business activities based on the fundamental policy of establishing steadfast confidence and allowing all of the people related with the Company to prosper mutually by establishing the most efficient development, manufacturing and marketing systems and ensuring stable supplies of high-quality and reasonably-priced products to the world market.

2. Target management index

As the management index of the Group, the Company places the greatest importance on the ratio of operating income on net sales. The Company has set no specific numerical target as the environment surrounding the digital consumer electronics industry is changing rapidly. However, the whole Group has exerted its efforts to increase the ratio of operating income on net sales.

3. Action assignments and the long- and medium-term management strategy

In our electronics industry, the prevalence of digital products has created new user needs and product-life cycles are becoming shorter and shorter. Hence, it has become more important to accelerate product development. Additionally, Chinese and other Asian manufacturers have assumed greater prominence and consequently, price competition is intensifying.

Under these environments, the Company has clarified the action assignments of the Group and took measures during the fiscal year under review, as described below:

i) Aggressive development of digital products and the strengthening of the system therefor

For the purpose of aggressive business development in the digital product area, the Group has broken into the market of DVD recorders (in cooperation with Mitsubishi Electric Corporation) and the market of digital still cameras (in collaboration with Eastman Kodak Company of the United States). The Group has also entered into a comprehensive business alliance with Thomson Group, including the exclusive license of certain patents and joint development in the digital television area.

In addition, to enhance elemental technology with a promising outlook for the future, the Company has entered into an agreement with Kyoto University to jointly build a system of next-generation optical discs and a comprehensive industry-university cooperation agreement on research and development of digital products with the University of Electro-Communications.

During the fiscal year under review, the alliance in the LCD TV area with the Chi Mei Group in Taiwan allowed a stable supply of liquid crystal panels and the Group launched TVs of 15 in. to 37 in. sizes in the Japanese and overseas markets.

The Company will continue its efforts to develop products in the digital product area, among others and strengthen its system therefor, through enhancement of its technologies by alliances with other companies and industry-university cooperation, as well as mergers and acquisitions, as the case may be.

ii) Country risk aversion

Net sales of the Group derive from overseas markets at a very high rate. Specifically, net sales derived from the North American market accounted for 69.8% of the total net sales of the Group for the fiscal year under review. Hence, if the economy in North America goes into a major recession, the financial position and operating results of the Group may be affected. To avert such risks, Funai Europe GmbH, a sales subsidiary of the Company in Europe, established a branch in Paris in July 2006, in addition to the branches in London and Warsaw, to expand the Group's sales network.

In Japan, the Company strengthened the marketing structure of DX ANTENNA Co., Ltd., a subsidiary of the Company and also in July 2006, commenced sales of "Funai" brand LCD TVs jointly with Yamada Electric Co., Ltd., the largest mass retailer of consumer electronics appliances in Japan, whereby breaking into the Japanese market. In addition, the Company is planning to develop new markets in India and Russia, among others, which are expected to expand in the future.

With regard to manufacturing, the Group has integrated its manufacturing in optimal places and made purchases in large quantities and en masse to enhance the price competitiveness of its products. Its manufacturing sites are located in China, Malaysia and Thailand and its overseas manufacturing rate was 99.4% for the fiscal year under review; its manufacturing rate in China was 81.0%. Hence, in the event of any change of the political system, change of law and taxation, emergence of a dispute, natural calamity, epidemic or any other contingency in China, the financial position and operating results of the Group may be affected. To avert such risks and materialize manufacturing in optimal places, the Company incorporated a manufacturing subsidiary FUNAI ELECTRIC (POLSKA) Sp.zo.o., as a product supply base for the European market, in Poland (City of Nova Sol, Lubusz Voivodeship) in October 2006. The subsidiary is expected to commence manufacturing of LCD TVs in July 2007.

iii) Maintenance of competitiveness

To maintain competitiveness of the Group, the Group has exerted its efforts to promote internal production of components, bolster its purchasing power and further promote cost reductions by utilizing its unique productivity improvement system, or Funai Production System (FPS). In addition, it is another key issue for the Group to strengthen ties with leading distributors in globally dominating positions and OEM customers and forge optimal marketing mix for proposal-style marketing by building its own brand.

iv) Commitment to environmental protection

The Group recognizes commitment to global environmental protection as another important management challenge. The Company has established an environment section at its head office and committed itself to environmental protection. The Company has also focused its efforts on acquiring the approval of ISO14001, an international environment management standard. The Dong Guan Plant (Guang Dong, China), a consignee of the Company, and its business sites in and outside of Japan have acquired such approval. The Company plans to acquire the approval for its business sites in the future. Based on these efforts, the Group will continue its business activities in environmentally-sensitive ways.

v) Supplementary tax assessment based on application of tax system for dealing with tax havens

On June 28, 2005, the Company received notice of supplementary tax assessment from the Osaka Regional Taxation Bureau of aggregate taxation on the profits of the subsidiaries (consolidated subsidiaries) in Hong Kong for the three fiscal years ended March 31, 2002 through March 31, 2004 recognized as income of the Company, as the subsidiaries in Hong Kong did not satisfy the conditions for exclusion from the application of the tax system for dealing with tax havens.

The additional tax payment amount was estimated at ¥16,651 million (¥19,184 million including incidental taxes), including corporate income taxes, inhabitant taxes and enterprise taxes.

The Company considered the assessment to be improper and on August 24, 2005, filed with the authorities an objection to the supplementary tax assessment. However, on June 27, 2006, the Commissioner of the Osaka Regional Taxation Bureau rendered a decision to dismiss the Company's objection. The Company, which considered the reasons for the dismissal to be unacceptable, filed a request for examination thereof with the Osaka Regional National Tax Tribunal on July 25, 2006.

The examination so requested by the Company is still pending. However, three months had passed since the Company filed the request and the Company became eligible to file a revocation lawsuit. Accordingly, on November 16, 2006, the Company filed a lawsuit requesting the revocation of the supplementary tax assessment with the Osaka District Court. Hence, both the examination and the lawsuit are concurrently under way. The Company will continue to assert the correctness of its position in the future.

## (4) CONSOLIDATED FINANCIAL STATEMENT

1. Balance sheets

(Mil. Yen)

| | Fiscal year ended March 31,2007 | | Fiscal year ended March 31,2006 | | Amount of increase or decrease |
|---|---|---|---|---|---|
| ASSETS; | Amount | % | Amount | % | |
| Current Assets: | 178,771 | 65.5 | 150,286 | 52.1 | 28,484 |
| Cash and Deposits | 83,598 | | 58,592 | | |
| Trade Notes and Trade Accounts Receivable | 49,024 | | 49,415 | | |
| Inventories | 35,045 | | 34,453 | | |
| Deferred Tax Assets | 3,173 | | 2,927 | | |
| Others | 8,501 | | 5,491 | | |
| Allowance for Doubtful Receivables | △ 570 | | △ 594 | | |
| Fixed Assets: | 94,039 | 34.5 | 138,237 | 47.9 | △ 44,197 |
| Tangible Fixed Assets | 17,953 | 6.6 | 19,399 | 6.7 | △ 1,446 |
| Buildings and Structures | 5,503 | | 5,984 | | |
| Machinery, Equipment and Motor Vehicles | 2,817 | | 4,078 | | |
| Tools, Furniture and Fixtures | 4,075 | | 4,222 | | |
| Lands | 5,259 | | 5,068 | | |
| Others | 296 | | 46 | | |
| Intangible Fixed Assets | 6,061 | 2.2 | 7,257 | 2.5 | △ 1,195 |
| Patent Right | 5,216 | | 6,137 | | |
| Others | 845 | | 1,120 | | |
| Investment and Other Assets | 70,024 | 25.7 | 111,580 | 38.7 | △ 41,555 |
| Investment Securities | 19,116 | | 42,681 | | |
| Long-Term Loans Receivable | 48,089 | | 47,199 | | |
| Long-Term Temporary Payment of Tax | — | | 19,184 | | |
| Deferred Tax Assets | 126 | | 136 | | |
| Others | 3,580 | | 3,235 | | |
| Allowance for Doubtful Receivables | △ 888 | | △ 857 | | |
| TOTAL ASSETS | 272,811 | 100.0 | 288,524 | 100.0 | △ 15,712 |

(Mil. Yen)

| | Fiscal year ended March 31,2007 | | Fiscal year ended March 31,2006 | | Amount of increase or decrease |
|---|---|---|---|---|---|
| LIABILITIES; | Amount | % | Amount | % | |
| Current Liabilities: | 74,745 | 27.4 | 76,495 | 26.5 | △ 1,750 |
| Trade Notes and Trade Accounts Payable | 48,757 | | 32,124 | | |
| Short-Term Loans Payable | 9,018 | | 29,348 | | |
| Accounts Payable | 9,729 | | 9,080 | | |
| Accrued Corporate Taxes, etc. | 3,657 | | 2,566 | | |
| Reserve for Products Guarantee | 320 | | 312 | | |
| Others | 3,261 | | 3,063 | | |
| Long-Term Liabilities: | 10,703 | 3.9 | 13,823 | 4.8 | △ 3,120 |
| Long-Term Loans Payable | 4,593 | | 5,317 | | |
| Deferred Tax Liabilities | 2,773 | | 4,805 | | |
| Reserve for Retirement Benefits | 1,697 | | 1,847 | | |
| Allowance for Officers' Retirement Gratuities | 972 | | 907 | | |
| Others | 666 | | 946 | | |
| TOTAL LIABILITIES | 85,449 | 31.3 | 90,319 | 31.3 | △ 4,870 |
| Minority Interests; | | | | | |
| Minority Interests | — | — | 333 | 0.1 | — |
| SHAREHOLDERS' EQUITY: | | | | | |
| Common Stock | — | — | 31,240 | 10.8 | — |
| Additional Paid-in Capital | — | — | 33,205 | 11.5 | — |
| Retained Earnings | — | — | 145,029 | 50.3 | — |
| Net Unrealized Holding Gains on Other Securities | — | — | 8,504 | 3.0 | — |
| Foreign Exchange Translation Adjustment | — | — | 1,104 | 0.4 | — |
| Treasury Stock | — | — | △ 21,214 | △ 7.4 | — |
| TOTAL SHAREHOLDERS' EQUITY | — | — | 197,870 | 68.6 | — |
| TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY | — | — | 288,524 | 100.0 | — |

(Mil. Yen)

| | Fiscal year ended March 31,2007 | | Fiscal year ended March 31,2006 | | Amount of increase or decrease |
|---|---|---|---|---|---|
| NET ASSET VALUE: | Amount | % | Amount | % | |
| Shareholdes' Equity | 179,654 | 65.8 | — | — | — |
| Common Stock | 31,278 | 11.4 | — | — | — |
| Additional Paid-in Capital | 33,243 | 12.2 | — | — | — |
| Retained Earnings | 139,468 | 51.1 | — | — | — |
| Tresury Stock | △ 24,336 | △ 8.9 | — | — | — |
| Net Unrealized Holdings and Translation Gains | 7,326 | 2.7 | — | — | — |
| Net Unrealized Holding Gains on Other Securities | 4,038 | 1.5 | — | — | — |
| Foreign Exchange Translation Adjustment | 3,287 | 1.2 | — | — | — |
| Minority Interests | 380 | 0.2 | — | — | — |
| Total Net Asset Value | 187,361 | 68.7 | — | — | — |
| Total Liabilities and Net Asset Value | 272,811 | 100.0 | — | — | — |

## 2. Statement of income

(Mil. Yen)

| | Fiscal year ended March 31, 2007 ( from April 1, 2006 to March 31, 2007 ) | | Fiscal year ended March 31, 2006 ( from April 1, 2005 to March 31, 2006 ) | | Amount / Rate of increase or decrease | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| Net Sales | 396,712 | 100.0 | 360,885 | 100.0 | 35,826 | 9.9 |
| Cost of Sales | 328,545 | 82.8 | 294,032 | 81.5 | 34,512 | 11.7 |
| Selling, General and Administrative Expenses | 47,400 | 12.0 | 43,547 | 12.0 | 3,852 | 8.8 |
| Operating Income | 20,766 | 5.2 | 23,305 | 6.5 | △ 2,538 | △ 10.9 |
| Non-Operating Income: | | | | | | |
| Interest Income | 4,654 | | 3,042 | | | |
| Investment Profit on Equity Method | — | | 135 | | | |
| Exchange Gain | 2,376 | | 1,658 | | | |
| Others | 292 | | 468 | | | |
| Non-Operating Income | 7,324 | 1.9 | 5,304 | 1.4 | 2,020 | 38.1 |
| Non-Operating Expenses: | | | | | | |
| Interest Expenses | 1,193 | | 875 | | | |
| Investment Loss on Equity Method | 2 | | — | | | |
| Others | 302 | | 273 | | | |
| Non-Operating Expenses | 1,499 | 0.4 | 1,148 | 0.3 | 351 | 30.6 |
| Ordinary Income | 26,591 | 6.7 | 27,461 | 7.6 | △ 869 | △ 3.2 |
| Extraordinary Income | | | | | | |
| Gains from Sales of Fixed Assets | 8 | | 66 | | | |
| Return of the Entrusted Portion of the Employee Pension Fund | — | | 3,056 | | | |
| Others | 139 | | 294 | | | |
| Extraordinary Income | 147 | 0.0 | 3,417 | 1.0 | △ 3,270 | △ 95.7 |
| Extraordinary Losses | | | | | | |
| Losses on Sales and Disposal of Fixed Assets | 46 | | 220 | | | |
| Estimated Loss in Value of Securities | 776 | | 455 | | | |
| Liquidation Loss of Affiliated Company | 2,456 | | — | | | |
| Others | 706 | | 783 | | | |
| Extraordinary Losses | 3,986 | 1.0 | 1,459 | 0.4 | 2,527 | 173.2 |
| Income before Income Taxes | 22,752 | 5.7 | 29,420 | 8.2 | △ 6,667 | △ 22.7 |
| Corporate Income Taxes, Inhabitant Taxes and Enterprise Taxes | 6,365 | 1.6 | 5,351 | 1.5 | | |
| Prior Fiscal Year Corporation Taxes,etc. | 19,184 | 4.8 | — | — | | |
| Income Tax Adjustments | 823 | 0.2 | 2,420 | 0.7 | | |
| Minority Shareholder's Interests | 44 | 0.0 | 52 | 0.0 | | |
| Net Income after Tax | △ 3,665 | △ 0.9 | 21,596 | 6.0 | △ 25,261 | — |

3. Consolidated statement of shareholders' equity, etc. and consolidated surplus statement

Consolidated statement of changes in shareholders' equity, etc.

Fiscal year ended March 31, 2007 (April 1, 2006 through March 31, 2007) (million yen)

| Items | Shareholders' equity | | | | |
|---|---|---|---|---|---|
| | Common stock | Additional paid-in capital | Retained earnings | Treasury stock | Total shareholders' equity |
| Balance as of March 31, 2006 | 31,240 | 33,205 | 145,029 | (21,214) | 188,261 |
| Changes during the year | | | | | |
| Issuance of new shares | 38 | 38 | | | 76 |
| Distribution of retained earnings (Note) | | | (1,891) | | (1,891) |
| Net loss after tax | | | (3,665) | | (3,665) |
| Acquisition of treasury stock | | | | (3,122) | (3,122) |
| Decrease due to decrease of consolidated subsidiaries | | | (4) | | (4) |
| Changes in items other than shareholders' equity during the year – net | | | | | |
| Total change during the year | 38 | 38 | (5,561) | (3,122) | (8,607) |
| Balance as of March 31, 2007 | 31,278 | 33,243 | 139,468 | (24,336) | 179,654 |

| Items | Net unrealized holdings and translation gains | | Minority interests | Total net asset value |
|---|---|---|---|---|
| | Net unrealized holding gains on other securities | Foreign exchange translation adjustment | | |
| Balance as of March 31, 2006 | 8,504 | 1,104 | 333 | 198,204 |
| Changes during the year | | | | |
| Issuance of new shares | | | | 76 |
| Distribution of retained earnings (Note) | | | | (1,891) |
| Net loss after tax | | | | (3,665) |
| Acquisition of treasury stock | | | | (3,122) |
| Decrease due to decrease of consolidated subsidiaries | | | | (4) |
| Changes in items other than shareholders' equity during the year – net | (4,465) | 2,182 | 47 | (2,235) |
| Total change during the year | (4,465) | 2,182 | 47 | (10,842) |
| Balance as of March 31, 2007 | 4,038 | 3,287 | 380 | 187,361 |

(Note) Item for the appropriation of retained earnings at the meeting of the Board of Directors of the Company held in May 2006

Consolidated statement of retained earnings

(million yen)

| | Fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006) |
|---|---|
| (Additional paid-in capital) | |
| Balance of additional paid-in capital at beginning of the year | 33,083 |
| Increase in additional paid-in capital | 121 |
| Issuance of new shares upon exercise of stock acquisition rights | 121 |
| Balance of additional paid-in capital at end of the year | 33,205 |
| (Retained earnings) | |
| Balance of retained earnings at beginning of the year | 125,246 |
| Increase in retained earnings | 21,596 |
| Net income | 21,596 |
| Decrease in retained earnings | 1,812 |
| Cash dividends | 1,768 |
| Officers' bonuses | 44 |
| Balance of retained earnings at end of the year | 145,029 |

## 4. Consolidated statements of cash flows

(million yen)

| | Fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) | Fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006) | Increase or decrease |
|---|---|---|---|
| I. Cash flows from operating activities | | | |
| Net income before income taxes, etc. | 22,752 | 29,420 | |
| Depreciation | 8,204 | 8,172 | |
| Increase (decrease) in allowance for doubtful receivables | (43) | 190 | |
| Increase (decrease) in reserve for retirement benefits | (149) | 48 | |
| Interest and dividend income | (4,764) | (3,310) | |
| Interest expense | 1,193 | 875 | |
| (Gain) loss from equity method investments | 2 | (135) | |
| (Gain) loss from sale of tangible fixed assets | (8) | (16) | |
| Valuation loss of investment securities | 776 | 455 | |
| Gain from return of the substitutional portion of the employees' pension fund liabilities | - | (3,056) | |
| Loss from disposition of associated companies | 2,456 | - | |
| Decrease in trade accounts receivable | 2,472 | 1,119 | |
| (Increase) decrease in inventories | 545 | (4,098) | |
| Increase (decrease) in trade accounts payable | 14,129 | (11,550) | |
| Others | (675) | (3,159) | |
| Subtotal | 46,893 | 14,953 | 31,939 |
| Interest and dividends received | 5,372 | 3,228 | |
| Interest paid | (1,202) | (865) | |
| Income taxes refunded (paid) | (4,555) | (12,327) | |
| Long-term suspense tax payment | - | (19,184) | |
| Cash flows from operating activities | 46,507 | (14,195) | 60,703 |
| II. Cash flows from investing activities | | | |
| Sale of securities | 273 | 692 | |
| Acquisition of tangible fixed assets | (5,583) | (3,954) | |
| Sale of tangible fixed assets | 204 | 662 | |
| Acquisition of intangible fixed assets | (445) | (2,368) | |
| Acquisition of investment securities | (773) | (871) | |
| Sale of investment securities | 10,259 | 4,438 | |
| Making of loans | (580) | (47,008) | |
| Collection of loans | 42 | 163 | |
| Others | (359) | 635 | |
| Cash flows from investing activities | 3,038 | (47,610) | 50,649 |
| III. Cash flows from financing activities | | | |
| Net increase (decrease) in short-term loans payable | (20,895) | 23,803 | |
| Repayment of long-term loans payable | (724) | (724) | |
| Proceeds from issuance of shares | 76 | 243 | |
| Acquisition of its own shares | (3,122) | (12,342) | |
| Cash dividends paid | (1,891) | (1,768) | |
| Others | (6) | (8) | |
| Cash flows from financing activities | (26,564) | 9,204 | (35,768) |
| IV. Translation gain/loss related to cash and cash equivalents | 1,750 | 10,033 | (8,282) |
| V. Net increase (decrease) in cash and cash equivalents | 24,733 | (42,568) | 67,301 |
| VI. Cash and cash equivalents at beginning of the year | 58,587 | 101,156 | (42,568) |
| VII. Decrease in cash and cash equivalents due to exclusion from consolidation | (0) | - | (0) |
| VIII. Cash and cash equivalents at end of the year | 83,320 | 58,587 | 24,732 |

## (5) NON-CONSOLIDATED FINANCIAL STATEMENT

1. Balance sheets

(million yen)

| | Fiscal year ended March 31, 2007 (As of March 31, 2007) | | Fiscal year ended March 31, 2006 (As of March 31, 2006) | | Increase or decrease |
|---|---|---|---|---|---|
| ASSETS: | | % | | % | |
| Current assets: | 68,288 | 57.2 | 47,603 | 33.7 | 20,684 |
| Cash and deposits | 17,677 | | 8,700 | | |
| Trade notes receivable | 159 | | 922 | | |
| Trade accounts receivable | 43,498 | | 33,703 | | |
| Inventories | 1,880 | | 1,128 | | |
| Deferred tax assets | 1,273 | | 1,016 | | |
| Other current assets | 3,901 | | 2,164 | | |
| Allowance for doubtful receivables | (102) | | (31) | | |
| Fixed assets: | 51,061 | 42.8 | 93,749 | 66.3 | (42,687) |
| Tangible fixed assets: | 9,160 | 7.7 | 9,167 | 6.5 | (6) |
| Buildings and structures | 3,615 | | 3,868 | | |
| Machinery, equipment and fixtures | 1,187 | | 1,245 | | |
| Lands | 4,086 | | 3,982 | | |
| Other fixed assets | 271 | | 70 | | |
| Intangible fixed assets: | 5,746 | 4.8 | 6,825 | 4.8 | (1,079) |
| Patents | 5,216 | | 6,137 | | |
| Other intangible fixed assets | 529 | | 688 | | |
| Investments and other assets: | 36,154 | 30.3 | 77,755 | 55.0 | (41,601) |
| Investment securities | 16,085 | | 36,006 | | |
| Capital stock and investments in shares of associated companies | 16,507 | | 20,096 | | |
| Long-term loans receivable | 9,987 | | 3,444 | | |
| Long-term suspense tax payment | - | | 19,184 | | |
| Other investments and other assets | 2,547 | | 2,187 | | |
| Allowance for doubtful receivables | (8,972) | | (3,163) | | |
| TOTAL ASSETS | 119,350 | 100.0 | 141,353 | 100.0 | (22,003) |

2. Statements of income

(million yen)

| | Fiscal year ended March 31, 2007 (As of March 31, 2007) | | Fiscal year ended March 31, 2006 (As of March 31, 2006) | | Increase or Decrease | |
|---|---|---|---|---|---|---|
| | | % | | % | | % |
| Net sales | 336,941 | 100.0 | 313,194 | 100.0 | 23,747 | 7.6 |
| Cost of sales | 296,312 | 87.9 | 274,754 | 87.7 | 21,558 | 7.8 |
| Selling, general and administrative expenses | 25,085 | 7.5 | 24,055 | 7.7 | 1,030 | 4.3 |
| Operating income | 15,543 | 4.6 | 14,384 | 4.6 | 1,159 | 8.1 |
| Non-operating income | | | | | | |
| Interest and dividend income | 785 | | 627 | | | |
| Exchange gain | 1,011 | | 2,173 | | | |
| Others | 129 | | 126 | | | |
| Non-operating income | 1,927 | 0.5 | 2,927 | 0.9 | (1,000) | (34.2) |
| Non-operating expenses | | | | | | |
| Others | 153 | | 134 | | | |
| Non-operating expenses | 153 | 0.0 | 134 | 0.0 | 18 | 13.8 |
| Ordinary income | 17,317 | 5.1 | 17,177 | 5.5 | 140 | 0.8 |
| Extraordinary income: | | | | | | |
| Return of the entrusted portion of employees' pension fund | - | | 2,986 | | | |
| Others | 23 | | 178 | | | |
| Extraordinary income | 23 | 0.0 | 3,164 | 1.0 | (3,141) | (99.3) |
| Extraordinary losses: | | | | | | |
| Loss from disposal of fixed assets | 17 | | 151 | | | |
| Transfer to allowance for doubtful receivables from associated companies | 5,802 | | 421 | | | |
| Valuation loss of investment securities | 746 | | 396 | | | |
| Valuation loss of investments in shares of associated companies | 2,789 | | - | | | |
| Liquidation loss of associated company | 2,992 | | - | | | |
| Others | 193 | | 475 | | | |
| Extraordinary losses | 12,540 | 3.7 | 1,444 | 0.5 | 11,095 | 767.9 |
| Income before income taxes | 4,799 | 1.4 | 18,897 | 6.0 | (14,097) | (74.6) |
| Corporate income taxes, inhabitant taxes and enterprise taxes | 4,729 | 1.4 | 4,435 | 1.4 | | |
| Prior fiscal year corporate taxes, etc. | 19,184 | 5.7 | - | - | | |
| Income tax adjustments | 1,035 | 0.3 | 3,300 | 1.0 | | |
| Net income for the year | (20,150) | (6.0) | 11,161 | 3.6 | (31,312) | - |
| Unappropriated retained earnings brought forward from the previous year | - | | 2,512 | | | |
| Unappropriated retained earnings for the year | - | | 13,674 | | | |

(million yen)

| | Fiscal year ended March 31, 2007 (As of March 31, 2007) | | Fiscal year ended March 31, 2006 (As of March 31, 2006) | | Increase or Decrease |
|---|---|---|---|---|---|
| LIABILITIES: | | % | | % | |
| Current liabilities: | 43,829 | 36.7 | 34,176 | 24.2 | 9,653 |
| Trade accounts payable | 33,425 | | 26,252 | | |
| Other accounts payable | 5,030 | | 4,316 | | |
| Unpaid corporate tax, etc. | 3,285 | | 1,608 | | |
| Other current liabilities | 2,088 | | 1,999 | | |
| Long-term liabilities: | 4,391 | 3.7 | 6,575 | 4.6 | (2,184) |
| Deferred tax liabilities | 2,563 | | 4,279 | | |
| Reserve for employee retirement benefits | 641 | | 859 | | |
| Accrued officers' retirement benefits | 972 | | 907 | | |
| Other long-term liabilities | 213 | | 528 | | |
| TOTAL LIABILITIES | 48,220 | 40.4 | 40,751 | 28.8 | 7,469 |
| SHAREHOLDERS' EQUITY | | | | | |
| Common stock: | - | - | 31,240 | 22.1 | - |
| Additional paid-in capital | - | - | 33,205 | 23.5 | - |
| Capital reserve | - | | 32,766 | | |
| Other additional paid-in capital | - | | 438 | | |
| Retained earnings: | - | - | 49,020 | 34.7 | - |
| Earned surplus reserve | - | | 209 | | |
| Voluntary reserve | - | | 35,136 | | |
| Unappropriated retained earnings for the year | - | | 13,674 | | |
| Other valuation differences of securities | - | - | 8,348 | 5.9 | - |
| Treasury stock | - | - | (21,214) | (15.0) | - |
| TOTAL SHAREHOLDERS' EQUITY | - | - | 100,601 | 71.2 | - |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | - | - | 141,353 | 100.0 | - |
| NET ASSETS | | | | | |
| Shareholders' equity | 67,164 | 56.3 | - | - | - |
| Common stock | 31,278 | 26.2 | - | - | - |
| Additional paid-in capital | 33,243 | 27.9 | - | - | - |
| Capital reserve | 32,805 | | - | | |
| Other additional paid-in capital | 438 | | - | | |
| Retained earnings | 26,978 | 22.6 | - | - | - |
| Earned surplus reserve | 209 | | - | | |
| Other retained earnings | 26,768 | | - | | |
| Reserve for deferred income tax on fixed assets | 542 | | - | | |
| General reserve | 43,400 | | - | | |
| Retained earnings brought forward from the previous year | (17,174) | | - | | |
| Treasury stock | (24,336) | (20.4) | - | - | - |
| Net unrealized holdings and translation gains | 3,965 | 3.3 | - | - | - |
| Net unrealized holding gains on other securities | 3,965 | 3.3 | - | - | - |
| TOTAL NET ASSETS | 71,129 | 59.6 | - | - | - |
| **TOTAL LIABILITIES AND NET ASSETS** | 119,350 | 100.0 | - | - | - |

3. Statement of shareholders' equity, etc. and statement of appropriation of retained earnings

Statement of shareholders' equity, etc.

Fiscal year ended March 31, 2007 (April 1, 2006 through March 31, 2007)

(million yen)

| Items | Shareholders' equity | | | | | | | | | Net unrealized holdings and translation gains | Total net assets |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Common stock | Additional paid-in capital | | Retained earnings | | | | Treasury stock | Total shareholders' equity | Net unrealized holding gains on other securities | |
| | | Capital reserve | Other additional paid-in capital | Earned surplus reserve | Other retained earnings | | | | | | |
| | | | | | Reserve for deferred income tax on fixed assets | General reserve | Retained earnings brought forward from the previous year | | | | |
| Balance as of March 31, 2006 | 31,240 | 32,766 | 438 | 209 | 586 | 34,550 | 13,674 | (21,214) | 92,252 | 8,348 | 100,601 |
| Changes during the year | | | | | | | | | | | |
| Issuance of new shares | 38 | 38 | | | | | | | 76 | | 76 |
| Reversal of reserve for deferred income tax on fixed assets (Note) | | | | | (21) | | 21 | | - | | - |
| Reversal of reserve for deferred income tax on fixed assets | | | | | (21) | | 21 | | - | | - |
| General reserve (Note) | | | | | | 8,850 | (8,850) | | - | | - |
| Distribution of retained earnings (Note) | | | | | | | (1,891) | | (1,891) | | (1,891) |
| Net loss | | | | | | | (20,150) | | (20,150) | | (20,150) |
| Acquisition of treasury stock | | | | | | | | (3,122) | (3,122) | | (3,122) |
| Changes in items other than shareholders' equity during the year – net | | | | | | | | | | (4,383) | (4,383) |
| Total changes during the year | 38 | 38 | - | - | (43) | 8,850 | (30,848) | (3,122) | (25,088) | (4,383) | (29,472) |
| Balance as of March 31, 2007 | 31,278 | 32,805 | 438 | 209 | 542 | 43,400 | (17,174) | (24,336) | 67,164 | 3,965 | 71,129 |

(Note) Item for the appropriation of retained earnings at the meeting of the Board of Directors held in May 2006

Statement of appropriation of retained earnings

(million yen)

| | Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006) |
|---|---|
| Unappropriated retained earnings for the year | 13,674 |
| Reversal of reserve for deferred income tax on fixed assets | 21 |
| Total | 13,696 |
| Appropriation of retained earnings | |
| Dividends | 1,891<br>¥55.00 per share<br>[ordinary dividend: ¥55.00] |
| General reserve | 8,850 |
| Unappropriated retained earnings carried forward | 2,954 |

- END –

(Excerpt translation)

*Press Release* **FUNAI**



April 26, 2007

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and CEO

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Naoyuki Takanaka
IR/Public Relations
(Tel: 81-72-870-4395)

## Notice Concerning the Revised Forecast of the Full-Year Results

Funai Electric Co., Ltd. is revising the results forecast announced along with the results announcement for the 3rd quarter period ending February 5, 2007 as follows:

Description

**Revised Forecasted Results** (April 1, 2006 - March 31, 2007)

(Consolidated) (Millions of yen)

| | Net Sales | Operating Income | Ordinary Income | (Pre-deduction of prior fiscal year corporation taxes etc.) Current Period Net Income * | (Post-deduction of prior fiscal year corporation taxes etc.) Current Period Net Income |
|---|---|---|---|---|---|
| Previously Announced Forecast(A) | 395,000 | 25,800 | 31,000 | 17,400 | 17,400 |
| Revised Forecast(B) | 396,700 | 20,700 | 26,500 | 15,500 | (-) 3,600 |
| Increased / Decreased Amount (B-A) | 1,700 | (-) 5,100 | (-) 4,500 | (-) 1,900 | (-) 21,000 |
| Rate of Increase/ Decrease (%) | 0.4 | (-) 19.8 | (-) 14.5 | (-) 10.9 | - |
| (Reference) Results from Previous Period (Ended March 31, 2006) | 360,885 | 23,305 | 27,461 | - | 21,596 |

**Reasons for the Revisions of Consolidated Results Forecast**

Net sales of information equipment and video equipment have both risen steadily, ending slightly higher than planned. On the other hand, the decrease in the market price of LCD televisions in the European market was greater than previously anticipated. Although Funai Electric's sales subsidiary in Europe, Funai Europe, considered writing down the expected 4th quarter 3.4 billion yen loss in inventory valuation as a special loss, the decision was eventually made to appropriate this loss as an operating expense. Operating income fell greatly as a result of 7.5 billion yen in operating losses during the entire year, including the appropriation of the above loss. These results also reflect a decrease in January-March 2007 Funai Electric shipments to the United States.

Regarding the additional tax of 19.1 billion yen (including incidental taxes) previously announced on April 9, 2007 resulting from the application of the Taxation Act Concerning Tax Havens, the Japanese Institute of Certified Public Accountants (Auditing and Assurance Practice Committee) announced a revision of Auditing and Assurance Practice Committee Report No. 63 "Accounting Practices, Disclosure and Audit Treatment for Various Taxes" on March 8, 2007 clarifying the procedure by which to, as a rule, account for supplementary tax assessments during the business fiscal year in which they were levied. After repeated consultations with the MISUZU Auditing Corporation regarding this clarification, the decision was made to reverse the "long-term suspense payments of income taxes" in accordance with the recently announced Committee Report No. 63, and dispose of the amount during the current fiscal year as "prior fiscal year corporation taxes etc.". The result of this handling was a current period net loss.

(Non-Consoidated) (Millions of yen)

| | Net Sales | Operating Income | Ordinary Income | (Pre-deduction of prior fiscal year corporation taxes etc.) Current Period Net Income * | (Post-deduction of prior fiscal year corporation taxes etc.) Current Period Net Income |
|---|---|---|---|---|---|
| Previously Announced Forecast (A) | 352,500 | 17,100 | 17,000 | 8,400 | 8,400 |
| Revised Forecast (B) | 336,900 | 15,500 | 17,300 | (-) 1,000 | (-) 20,100 |
| Increased / Decreased Amount (B-A) | (-) 15,600 | (-) 1,600 | 300 | (-) 9,400 | (-) 28,500 |
| Rate of Increase/ Decrease (%) | (-) 4.4 | (-) 9.4 | 1.7 | - | - |
| (Reference) Results from Previous Period (Ended March 31, 2006) | 313,194 | 14,384 | 17,177 | - | 11,161 |

**Reasons for the Revisions of Non-Consolidated Results Forecast**

The fall in January-March 2007 shipments to the United States were the primary reason for the decreases in net sales and operating income. Regarding the current period net income, in accordance with the worsened financial state, including large losses, of Funai Electric's sales subsidiary Funai Europe, and as a result of the establishment of an allowance for doubtful accounts totaling 5.8 billion yen with regard to a portion of Funai Europe's debts and the appropriation as a loss of 2.7 billion yen in investments, 8.5 billion yen was appropriated as special losses. Additionally, as outlined in the reasons for the revision in the consolidated results forecasts, an additional tax of 19.1 billion yen (including incidental taxes) resulting from the application of the Taxation Act Concerning Tax Havens was reversed from "long-term suspense payments of income taxes" and disposed of as "prior fiscal year corporation taxes etc." during the current fiscal year, resulting in a net loss for the current term.

However, the accounting treatment of these assessments does not have any relationship to the Company's policy concerning the complaint for rescission of the supplementary tax order currently being heard by the court, and the Company will continue to assert the correctness of its position via lawsuit or other means in the future.

Additionally, an end to the falling market prices in the European market is now in sight, and the Company's policy is to secure reasonable income while also promoting an expanding sales strategy.

(Note) The aforementioned estimates are forward-looking statements about the future performance of Funai Electric Co., Ltd. and are based on management's assumptions and beliefs in light of information currently available, and involve known and unknown risks and uncertainties. Various factors such as a change in economic conditions overseas (especially changes in the main US market) and sever price fluctuations may cause actual events and results to differ materially from those anticipated in these statements.

---

* Based upon Auditing and Assurance Practice Committee Report No. 63 "Accounting Practices, Disclosure and Audit Treatment for Various Taxes" the supplemental tax assessments have been reversed from "long-term suspense payments of income taxes" and disposed of as "prior fiscal year corporation taxes etc." in the current fiscal year. However, "Current Period Net Income" is displayed according to the previous method.

- END -

# Press Release



FUNAI

April 2, 2007

To Whom It May Concern:

**Funai Electric Co., Ltd.**

Representative: Tetsuro Funai, President and CEO
(Code No.: 6839 1st section of TSE/OSE)
Inquires: Naoyuki Takanaka
Investor / Public Relations Department
(Tel: 81-72-870-4395)

## Notice of Completion of Purchase of the Company's Own Shares

**(Purchase of the Company's own shares pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)**

This is to notify that Funai Electric Co., Ltd. has completed the purchase of its own shares from the market as authorized by a resolution of the Board of Directors Meeting held on June 5, 2006 in accordance with Article 165, paragraph 2 of the Corporation Law of Japan as below.

| | |
|---|---|
| 1. Period of purchase | From June 6, 2006 to March 31, 2007 |
| 2. Total number of shares purchased | 309,400 shares |
| 3. Total amount of purchase costs of shares | 3,121,026,000 yen |
| 4. Method of purchase | Purchased on the Osaka Securities Exchange |

Reference :

1. Contents of the resolution at the Board of Directors Meeting held on June 5, 2006

| | |
|---|---|
| (1) Type of shares to be purchased | Common stock of the company |
| (2) Total number of shares to be purchased | Up to 400,000 shares (1.1% of shares outstanding) |
| (3) Total amount of purchase costs of shares | Up to 5,000,000,000 yen |
| (4) Period of purchase | From June 6, 2006 to March 31, 2007 |

2. States of the Company's Own Shares as of March 31, 2007.
   (1)Number of Shares outstanding (excluding treasury stock): 34,093,361 shares
   (2)Number of shares held as treasury stock: 2,010,535 shares
   Note: Above number of shares includes fractional number of shares less than a tradable unit of 100 shares.

-END-

*Press Release*

FUNAI

April 9, 2007

To Whom It May Concern:


**Funai Electric Co., Ltd.**

Representative: Tetsuro Funai, President and CEO
(Code No.: 6839 1st section of TSE/OSE)
Inquires: Naoyuki Takanaka
Investor / Public Relations Department
(Tel: 81-72-870-4395)


## Notice Concerning Accounting Treatment of Supplementary Tax Assessment Amount

The Funai Electric Co., Ltd. group has carried out its business activities overseas by utilizing its global logistics hub in Hong Kong. On June 28, 2005, the Osaka Regional Taxation Bureau ordered the imposition of a supplementary tax assessment against Funai Electric Co., Ltd. (the "Company"), allegedly pursuant to the provisions of the Special Taxation Act Concerning Tax Havens. The assessment amounted to 19.1 billion yen (including incidental taxes) covering the business activities of the Company's subsidiaries in Hong Kong during the past three years. Considering this tax order to be an unreasonable tax assessment it cannot accept, the Company followed the procedures to file a petition of its objections, and currently is seeking to overturn the supplementary tax assessment order in the Osaka District Court. Because the Company believes its tax handling will be identified as clearly proper during the court's hearing of the case, and believes the court will rule in the Company's favor, the Company has accounted for these additional taxes as "long-term suspense payments of income taxes" on its consolidated balance sheet since the interim accounting period ended September 30, 2005. This accounting treatment has received an audit report of unqualified opinion from MISUZU Audit Corporation (formerly Chuo Aoyama Price Waterhouse Coopers), the Company's independent auditors.

In an action pertinent to this accounting treatment, on March 8, 2007 The Japanese Institute of Certified Public Accountants (Auditing and Assurance Practice Committee) issued Audit Committee Report No. 63 "Accounting Practices, Disclosure and Audit Treatment for Various Taxes." The Report clarified the procedure for, as a rule, accounting for supplementary tax assessments in the business fiscal year when the supplementary assessment is received. As a result of repeated consultations with MISUZU Audit Corporation regarding the clarifying statement, the Company will reverse the "long-term suspense payments of income taxes" described above, and book the amount as "prior fiscal year corporation taxes etc." for the current consolidated fiscal year, in accordance with the recently released Committee Report No. 63. Although the effect of this change will substantially reduce the Company's current year net income, the change will have a one-time effect in conjunction with the revision of the accounting treatment for supplementary tax assessments.

The accounting treatment described above does not have any relationship to the Company's policy concerning the complaint for rescission of the supplementary tax order currently being heard by the court, and the Company will continue to assert the correctness of its position, through its lawsuit or other means in the future.

The Company presently is carefully examining its operating results for the consolidated fiscal year ended on March 31, 2007, and will release the results as soon as they are finalized. There is no change to the details of the Company's dividend policy described in the Brief Statement of Account released on November 8, 2006.

End

END